Exhibit (c)(vi)
Project MilosDiscussion MaterialsJuly 25, 2008

Project Milos

Milos Share Price Performance and Volume

7/18/2008 to Current

Milos traded up 14.7% to $93.88 on the offer, and has appreciated 0.8% to $94.65 since then

As expected, there was significant trading volume on the day of the offer, with the following days exhibiting larger than historical volumes[2]

	Price Statistic	Implied Take-Out Premium at $89 Price
One Day (7/18/08)	$81.82	8.8%
One Week (7/14/08)	$75.39	18.1%
One Month (6/20/08)	$74.76	19.0%

($ in millions)	IBES Statistic	Implied Multiple
2008E EV / EBITDA	$5,612.6	16.7x
2009E EV / EBITDA	5,990.6	15.7x
2008E P/E	$3,675.9	26.1x
2009E P/E	4,160.9	23.1x

One Week Stock Price Performance and Volume



Share Price ($)
Volume (mm)
$96
$94
$92
$90
$88
$86
$84
$82
$80
50
45
40
35
30
25
20
15
10
5
0
$93.88
$93.55
$93.73
$94.65
Unaffected Price = $81.82
7/18
7/21
7/22
7/23
7/24
Volume
Price

	7/18	7/21	7/22	7/23	7/24
Volume (in millions):	5.4	45.6	12.9	8.0	5.3
Volume as a % of Float[1]:	*1.2%*	*9.8%*	*2.8%*	*1.7%*	*1.2%*
Cumulative Volume Since Offer (in millions):	-	45.6	58.5	66.6	71.9
Cumulative Volume as a % of Float[1]:	-	*9.8%*	*12.6%*	*14.4%*	*15.5%*

Source: FactSet as of 7/24/2008 market close
(1) Assumes 1,050.9 million shares outstanding and 587.2 million shares are held by Rocket, implying a free float of 463.7 million shares
(2) The three month average daily trading volume at the time of the offer was 3.8 million shares

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Project Milos

Rocket Share Price Performance and Volume

7/18/2008 to Current

Rocket's stock price declined 4.8% post the 7/21/08 announcement while trading volume nearly doubled

Rocket's stock price has since appreciated 6.7% to CHF 182.5, surpassing their pre-offer share price

One Week Stock Price Performance and Volume


Share Price (CHF)
Volume (mm)
CHF 184
CHF 182
CHF 180
CHF 178
CHF 176
CHF 174
CHF 172
CHF 170
6
5
4
3
2
1
0
Unaffected Price = CHF 179.6
CHF 171.0
CHF 177.2
CHF 179.4
CHF 182.5
7/18
7/21
7/22
7/23
7/24
Volume
Price

Volume (in millions):	2.5	5.0	4.7	2.8	4.0
Volume as a % of Float [(1)]:	*0.4%*	*0.7%*	*0.7%*	*0.4%*	*0.6%*
Cumulative Volume Since Offer (in millions):	-	5.0	9.6	12.5	16.4
Cumulative Volume as a % of Float [(1)]:	-	*0.7%*	*1.4%*	*1.8%*	*2.3%*

Source: FactSet as of 7/24/2008 market close
Note: All analysis represents Rocket's non-voting shares
(1) Assumes a free float of 700.4 million shares

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Project Milos

Research Analyst Price Targets

As of 7/24/08

Subsequent to Rocket's offer, research analysts' consensus price target increased 12.0%, moving from $84.89 to $95.11

Following Rocket's announcement, Goldman Sachs and Merrill Lynch terminated their coverage of Milos' stock

One Year Price Targets

	Most Recent Report Before Announcement		Most Recent Report After Announcement		Percent Change
Analyst	Date	Price Target	Date	Price Target	in Price Target
Wachovia	6/2/2008	$72.50	6/2/2008	$72.50	0.0%
Lehman Brothers	7/15/2008	$75.00	7/21/2008	$105.00	40.0%
Natixis	7/15/2008	$76.00	7/21/2008	$95.00	25.0%
Friedman Billings	6/2/2008	$76.00	6/2/2008	$76.00	0.0%
Jefferies	7/15/2008	$78.00	7/15/2008	$78.00	0.0%
Credit Suisse	7/14/2008	$82.00	7/21/2008	$98.00	19.5%
BMO Capital Markets	7/15/2008	$82.00	7/21/2008	$104.00	26.8%
RBC Capital Markets	7/15/2008	$84.00	7/22/2008	$95.00	13.1%
Merrill Lynch	7/15/2008	$84.00	7/21/2008	N.A.	N.A.
Deutsche Bank	7/14/2008	$85.00	7/24/2008	$97.00	14.1%
Sanford Bernstein	7/15/2008	$86.00	7/21/2008	$101.00	17.4%
Robert W. Baird	7/15/2008	$87.00	7/21/2008	$95.00	9.2%
Goldman Sachs	7/15/2008	$88.00	7/23/2008	N.A.	N.A.
Oppenheimer	7/15/2008	$88.00	7/21/2008	$88.00	0.0%
Lazard	7/15/2008	$90.00	7/22/2008	$97.00	7.8%
Rodman & Renshaw	7/15/2008	$90.00	7/21/2008	$90.00	0.0%
Morgan Stanley	7/14/2008	$94.00	7/21/2008	$94.00	0.0%
Piper Jaffray	7/15/2008	$94.00	7/22/2008	$96.00	2.1%
Bank of America	7/14/2008	$95.00	7/22/2008	$95.00	0.0%
JPMorgan	7/14/2008	$100.00	7/21/2008	$100.00	0.0%
Bloomberg Consensus[1]	7/15/2008	$84.89	7/24/2008	$95.11	12.0%

Have not released a report post-announcement

Source: Equity Research
(1) Represents Bloomberg's analyst consensus price target compiled from 27 analysts

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Project Milos

Research Analyst Observations

Selected Commentary

Broker	Date of Initiation	Pre Offer Target Price	Post Offer Target Price	Selected Comments Following Bid
Morgan Stanley Steven Harr, M.D.	08/16/1999 (-)	$94.00 (Overweight) (07/14/2008)	$94.00 (Overweight) (07/21/2008)	"We do not expect shareholders and Genentech's board of directors to vote in favor of this offer unless there is a significant increase in value (e.g. something similar to Ventana, where Roche increased its final offer by ~20%), and expect the stock to trade above the offer price immediately"
Credit Suisse Michael Aberman, M.D.	09/27/2006 ($82.00)	$82.00 (Neutral) (07/15/2008)	$98.00 (Neutral) (07/21/2007)	"Investors will now speculate whether or not this is a fair price, comparing the premium to prior biotech acquisitions. Our view is that Roche likely has room to move the price up through multiple cost synergies, but since this is not a true acquisition, we do not believe it will garner a 'biotech acquisition premium'"
Merrill Lynch Andrew Berens	n.a.	$84.00 (Buy) (07/15/2008)	Terminated Coverage (07/21/2008)	"Given that we estimate about $85 fundamental value for DNA, we believe this bid may be an opening offer and is likely to be raised, despite the recent 23% climb in DNA shares over the last month" (Terminated coverage)
Goldman Sachs May-Kin Ho, Ph.D.	08/16/1999 (-)	$88.00 (Buy) (7/15/2008)	Terminated Coverage (07/23/2008)	"We believe the Genentech independent directors may not accept the $89 offer because it does not seem to reflect the potential of Genentech's pipeline. We expect the independent directors to negotiate with Roche for a higher price" (Terminated coverage due to conflicting interests)
Lehman Brothers Jim Birchenough, M.D.	09/24/2002 ($39.00)	$75.00 (Equalweight) (7/15/2008)	$105.00 (Overweight) (07/21/08)	"While Roche has proposed an $89 purchase price, we believe the 8.8% premium will be deemed inadequate by independent board members and believe that historical comparables support a DNA counter-proposal of $120"
Bank of America Dana Yi	06/14/2000 ($167.00)	$95.00 (Buy) (07/14/2008)	$95.00 (Buy) (07/21/2008)	"The Chiron-Novartis deal, which most resembles the Genentech-Roche deal, Novartis' first offer was an 11% premium, but that deal eventually closed at a 23% premium after negotiations. We would not be surprised if the offer price is raised to at least $95-$100/share (16%-22% premium)"
JPMorgan Geoffrey Meacham, Ph.D.	08/16/1999 (-)	$100.00 (Overweight) (07/15/2008)	$100.00 (Overweight) (07/21/2008)	"Overall, our view is unchanged that Roche will likely need to raise its bid to over $100/sh to more adequately compensate DNA shareholders for strong earnings growth, meaningful upside from label expansion opportunities, and its robust R&D platform and pipeline"

Source: FactSet, Bloomberg, Equity Research

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Project Milos

Research Analyst Observations

Selected Commentary on Takeout Price

Research Analyst	Report Date	Comment on $89.00 Offer	Speculation on Takeout Price
Bank of America	7/21/2008	"We believe the offer is likely to be negotiated up. In the Chiron/Novartis deal, Novartis' first offer was an 11% premium, but the deal closed at a 23% premium"	"Furthermore, we believe Genentech should command more, assuming the Avastin adjuvant colon cancer and Tarceva Ph. III trials are successful. We would not be surprised if the offer price is raised to at least $95-$100/share (16%-22% premium)"
BMO Capital	7/21/2008	"We believe the asking price would have to be much higher. At the higher end, a company with DNA's pipeline and research capabilities should command a 10x price sales multiple"	"Roche's 56% ownership of DNA will give Roche enough bargaining power to drive down the final price. We think the average of these two prices, or $104 per share, could make everyone happy"
Credit Suisse	7/21/2008	"Expect the transaction to consummate at a higher price than its current bid. Our view is that Roche likely has room to move the price up through multiple cost synergies"	"We do not believe it will garner a 'biotech acquisition premium.' Given that prior to this deal announcement the average price target across The Street was ~$88, we think a big move higher is unlikely"
Cowen and Co.	7/21/2008	"We view Roche's bid as somewhat of an initial 'low-ball' offer, given the modest premium offered and indications that DNA shares will trade above the $89/share offer price"	"Expect that any premium above $89/share offer will be somewhat modest"
Goldman Sachs	7/21/2008	"We believe the Genentech independent directors may not accept the $89 offer because it does not seem to reflect the potential of Genentech's pipeline"	"We expect Genentech shares to trade to the $90s"
JPMorgan	7/21/2008	"We believe the offer substantially undervalues Genentech's pipeline, particularly the Avastin opportunity for adjuvant colon as well as breast, prostate and NSCLC"	"Ultimately we wouldn't be surprised to see an upward revision to the $89/sh offer"
Lehman Brothers	7/21/2008	"We believe the 8.8% premium will be deemed inadequate"	"In assessing the valuation of comparables, historical acquistion premiums and LEH PharmaPipelines NPV, we believe that a DNA counter proposal of $120 would be reasonable and estimate an ultimate purchase price of $105"
Merrill Lynch	7/21/2008	"Given that we estimate about $85 fundamental value for DNA, we believe this bid may be an opening offer and is likely to be raised, despite the recent 23% climb in DNA shares over the last month"	"We believe Roche will be able to recognize significant synergies from this potential deal, justifying an acquisition premium"
Morgan Stanley	7/21/2008	"Roche's $89/share offer for Genentech is inadequate, and at 23x our 2009E diluted EPS of $3.82, is less than the average trading multiple of large cap biotechs"	"Do not expect shareholders and Genentech's board of directors to vote in favor of this offer unless there is a significant increase in value (e.g. something similar to Ventana, where Roche increased its final offer by ~20%)
Natixis	7/21/2008	"We do see potential upside to the offering price. While we do see potential upside to the offering price, we caution against euphoric arbitrage assumptions on the ultimate transaction price"	"While we do see potential upside to the offering price, we caution against euphoric arbitrage assumptions on the ultimate transaction price" as Roche already owns the majority of Genentech
Oppenheimer	7/21/2008	"The price is a 9% premium, which we view as inadequate. We believe Roche is attempting to capture DNA's significant future growth on the cheap"	"A 25-35% premium for DNA's outstanding shares would be minimally acceptable ($102-110/share)"
Piper Jaffray	7/22/2008	"We have created a DCF model to value DNA including pipeline value and synergies in an acquisition by Roche. Our valuation analysis suggests Roche may need to raise its bid"	"DCF Analysis With Cost Synergies = $96 Value. Roche may need to increase its bid to at least $96 to gain shareholder approval of the transaction"
Rodman & Renshaw	7/21/2008	"In our view, the $89 opening bid is laughable. We would argue that, given the value of the Genentech franchise, a premium ought to be at the higher end of this range in order to be fair to all shareholders"	"Recall that we have derived a DCF-based price target of $90 DNA, based on what we consider to be reasonable, perhaps even conservative, expectations. Based on the closing price of $81.82, we place a takeover value on Milos shares of between $106-$123"
Thomas Weisel	7/21/2008	"Current offer does not reflect the value of DNA's strong pipeline"	"Expect acquisition price for DNA to be between $89/share and $109/share that recent acquisitions imply"
UBS	7/21/2008	"Using prior biotech acquisition premiums as a guide, we believe a 40-50% premium for DNA's shares could be viewed as appropriate by current shareholders ($115-$123/share)"	"We would expect Roche to limit a potential offer to no more than $105/share in order to retain value"
William Blair	7/21/2008	Did not comment	"Roche recently completed the acquisition of Ventana by increasing its initial offer by 19.3%"

Source: Equity Research

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Project Milos

Other Media Observations

Selected Commentary on Takeout Price

Media Source	Title of Article	Date of Article	Selected Comments Following Bid
REUTERS Ben Hirschler	"Roche's bid for Genentech underscores biotech push"	07/23/2008	"The Swiss group is in an unusual position as the majority owner of Genentech but, even so, it may need to put more cash on the table to win over minority shareholders… Its offer of $89 a share represents a premium of just 8.8 percent, which looks measly compared with an average of 63 percent, according to Credit Suisse, for recent pharmaceutical purchases of biotech companies"
Bloomberg Dermot Doherty and Lisa Rapaport	"Roche Seeks Bargain as Genentech Investors Want More (Update)"	07/22/2008	"'It's an organization with tough knuckles,' said Michael King, an analyst with Rodman & Renshaw in New York, in a telephone interview. 'They played for keeps with Ventana and they can do it again with Genentech.' Roche may be getting Genentech at a discount now as new data about Avastin in treating colon cancer that will be released later this year may make the company even more valuable, said Romain Pasche, a fund manager at Vontobel Asset Management in Zurich"
Bloomberg Dermot Doherty and Lisa Rapaport	"Roche's Schwan Seeks Bargain as Genentech Investors Demand More"	07/22/2008	"'Roche is clearly being opportunistic,' said Geoffrey Porges, a senior analyst at Sanford C. Bernstein & Co. in New York. 'This is going to be an interesting battle'"
REUTERS Sam Cage	"UPDATE 3-Roche offers to buy out Genentech for $43.7 billion"	07/21/2008	"'The offer is too low', one trader said of the Genentech offer. 'An additional 10 percent is hardly enough for (Genentech) investors to join in. In the market the talk was of $100 per share. $89 is clearly too little, and Roche will have to up the ante,' the trader added"
Bloomberg Dermot Doherty	"Roche Bids to Buy Genentech Shares for $43.7 Billion (Update)"	07/21/2008	"The bid is 'highly unlikely to succeed,' at this level, London-based Cazenove analysts James Millett and David Adlington wrote in a research note today. 'We would expect Roche will have to make a significantly higher offer if it is to acquire Genentech'"
Forbes.com Javier Espinoza	"Genentech Therapy"	07/21/2008	"Traders were already pushing Genentech's shares above the value of Roche's bid, suggesting they were expecting the Swiss suitor to come back with a higher offer. 'There is expectation in the market that Roche will have to offer a higher price which ranges between $90 and $95 per share,' Jean Jacques Le Fur, an analyst with Oddo Securities"
breakingviews.com Lauren Silva	"Deal Genome"	07/22/2008	"By one benchmark, the Genentech independent directors appear to have room to ask for more. So far this year, the average premium for buying out minorities has been 21%, according to Dealogic, though circumstances may have been different in those deals - and premiums have been smaller for bigger transactions.
breakingviews.com Jeffrey Goldfarb	"Remote Control"	07/21/2008	"A low initial offer might be another risk-reduction technique. At just 9% more than the undisturbed share price, it is no more than the capitalized value of the transaction's promised synergies. Roche argues it doesn't need to pay a control premium, since it already has a majority interest. But control comes in many forms. Genentech currently has some autonomy in shaping its own future and rewarding employees with its own stock. The company's non-executive directors, who will have to evaluate the offer, may think that the company's prospects and operational independence should carry a higher price tag.

Source: FactSet, Bloomberg, Equity Research

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Project MilosPreliminary Valuation SummaryPreliminary Valuation SummaryEV / 2008E IBES EBITDA9.0x 10.9x 12.7x 14.6x 16.5x 18.3x 20.2x 22.1x 23.9x 25.8x(1)Comparable Company Analysis (IBES)$63.28$77.52(2)Squeeze-Out Premiums Paid Analysis$85.97$106.37Current Analyst Price Targets(3)$100.20 $89.00 Market Discounted Cash FlowInitial All-Time 12-month TradingOffer High Current Share PriceLehman Brothers Analyst (4)$66.93$82.02Wachovia Friedman, BillingsConsensus JefferiesPrice Target JP M organ Analyst (4)$70.19$86.53Thomas Weisel($95.11) Ferris Baker WattsM organ Stanley Analyst (4)$75.24$92.03Bear Stearns Rodman & RenshawCiti(4)Goldman Sachs Analyst$78.48$96.23Morgan Stanley RBCNatixis Robert Baird & CoChange-of-Control TransactionsBanc of America(5)M &A Precedent Transactions Analysis$115.32$138.00Piper Jaffray$81.82 $94.65 Unaffected Current Deutsche BankCurrent Price(6)Price(7) price LazardM &A Premiums Paid Analysis (8)$98.01$115.88($94.65)Janney Montgomery Scott Credit SuisseJP Morgan$50.00 $60.00 $70.00 $80.00 $90.00 $100.00 $110.00 $120.00 $130.00 $140.00Sanford BernsteinBMO Capital(1) Based on IBES projections and ranges of 2008E and 2009E EBITDA multiples of 12.0x to 14.0x and 11.0x to 13.0x and ranges of 2008E and 2009E P/E Lehman Brothersmultiples of 20.0x to 22.0x and 18.0x to 20.0x, respectively (2) Based on squeeze out premiums paid in transactions with deal values greater than $1 billion since 2003 in which the acquiror owned more than 50% of the $65.00 $75.00 $85.00 $95.00 $105.00outstanding shares prior the transaction and sought 25-50% through the acquisition. Premiums represent one-day, one-week and one-month final offer $ per share premium ranges of 15.0% — 30.0% (3) Source: Bloomberg (4) Based on Wall Street projections to 2012, assumes an exit multiple range of 12.0x to 14.0x and discount rates of 8.5% — 10.5% (5) Based on deal multiples from selected completed change-of-control biotech deals since 2004. Based on IBES projections, a range of LTM revenue multiples of 10.0x to 12.0x and a range of LTM EBITDA multiples of 24.0x to 26.0x (6) Unaffected price as of 7/18/2008 (7) Current price as of 7/24/20088 (8) Based on one-day and one-week change-of-control premium ranges of 30.0% — 40.0% and one-month change-of-control premium range of 45.0% — 55.0%

Project Milos

Milos Valuation Matrix

($ in millions except per share data)

	Share Price	Prem / (Disc) to Current[1]	Prem / (Disc) to Unaffected[2]	Prem / (Disc) to 52 Wk High	Prem / (Disc) to All Time High	Squeeze-Out Purchase Price[3]	FD Equity Value[4]	Enterprise Value[5]	Enterprise Value / Revenue LTM	Enterprise Value / Revenue 2008E	Enterprise Value / Revenue 2009E	Enterprise Value / EBITDA 2008E	Enterprise Value / EBITDA 2009E	Price / Earnings 2008E	Price / Earnings 2009E	2008E PEG
	Statistic	*$94.65*	*$81.82*	*$82.50*	*$100.20*			*Milos Statistic*	*$11,944.0*	*$13,150.7*	*$14,249.6*	*$5,612.6*	*$5,990.6*	*$3,675.9*	*$4,160.9*	*19.2%*
	$80.00	(15.5%)	(2.2%)	(3.0%)	(20.2%)	$38,815.8	$85,791.0	$83,761.0	7.0x	6.4x	5.9x	14.9x	14.0x	23.3x	20.6x	1.2x
	$82.50	(12.8%)	0.8%	0.0%	(17.7%)	$40,152.6	$88,595.7	$86,565.7	7.2x	6.6x	6.1x	15.4x	14.5x	24.1x	21.3x	1.3x
	$85.00	(10.2%)	3.9%	3.0%	(15.2%)	$41,489.3	$91,400.4	$89,370.4	7.5x	6.8x	6.3x	15.9x	14.9x	24.9x	22.0x	1.3x
	$89.00	(6.0%)	8.8%	7.9%	(11.2%)	$43,679.6	$95,939.5	$93,909.5	7.9x	7.1x	6.6x	16.7x	15.7x	26.1x	23.1x	1.4x
	$90.00	(4.9%)	10.0%	9.1%	(10.2%)	$44,231.3	$97,078.4	$95,048.4	8.0x	7.2x	6.7x	16.9x	15.9x	26.4x	23.3x	1.4x
	$91.00	(3.9%)	11.2%	10.3%	(9.2%)	$44,783.0	$98,217.3	$96,187.3	8.1x	7.3x	6.8x	17.1x	16.1x	26.7x	23.6x	1.4x
	$92.00	(2.8%)	12.4%	11.5%	(8.2%)	$45,334.8	$99,356.2	$97,326.2	8.1x	7.4x	6.8x	17.3x	16.2x	27.0x	23.9x	1.4x
	$93.00	(1.7%)	13.7%	12.7%	(7.2%)	$45,886.5	$100,495.1	$98,465.1	8.2x	7.5x	6.9x	17.5x	16.4x	27.3x	24.2x	1.4x
	$94.00	(0.7%)	14.9%	13.9%	(6.2%)	$46,438.2	$101,634.0	$99,604.0	8.3x	7.6x	7.0x	17.7x	16.6x	27.6x	24.4x	1.4x
Current Price[1]	$94.65	0.0%	15.7%	14.7%	(5.5%)	$46,796.8	$102,374.2	$100,344.2	8.4x	7.6x	7.0x	17.9x	16.8x	27.9x	24.6x	1.5x
	$95.00	0.4%	16.1%	15.2%	(5.2%)	$46,989.9	$102,772.8	$100,742.8	8.4x	7.7x	7.1x	17.9x	16.8x	28.0x	24.7x	1.5x
	$96.00	1.4%	17.3%	16.4%	(4.2%)	$47,541.6	$103,911.7	$101,881.7	8.5x	7.7x	7.1x	18.2x	17.0x	28.3x	25.0x	1.5x
	$97.00	2.5%	18.6%	17.6%	(3.2%)	$48,093.3	$105,050.6	$103,020.6	8.6x	7.8x	7.2x	18.4x	17.2x	28.6x	25.2x	1.5x
	$98.00	3.5%	19.8%	18.8%	(2.2%)	$48,645.0	$106,189.5	$104,159.5	8.7x	7.9x	7.3x	18.6x	17.4x	28.9x	25.5x	1.5x
	$99.00	4.6%	21.0%	20.0%	(1.2%)	$49,196.7	$107,328.4	$105,298.4	8.8x	8.0x	7.4x	18.8x	17.6x	29.2x	25.8x	1.5x
	$100.00	5.7%	22.2%	21.2%	(0.2%)	$49,748.4	$108,467.3	$106,437.3	8.9x	8.1x	7.5x	19.0x	17.8x	29.5x	26.1x	1.5x
	$100.20	5.9%	22.5%	21.5%	0.0%	$49,858.7	$108,695.1	$106,665.1	8.9x	8.1x	7.5x	19.0x	17.8x	29.6x	26.1x	1.5x

Pre-Announcement 52-Week High | Initial Offer | All-Time High | Initial Minority Squeeze-Outs Premium Median[6] | Final Minority Squeeze-Outs Premium Median[6]

Source: Company filings, FactSet
(1) Current price as of 7/24/2008
(2) Unaffected price as of 7/18/2008
(3) Assumes 587.2 million shares are currently held by Rocket
(4) FD equity value assumes 1,050.9 million shares outstanding and 88 million options outstanding at a weighted average exercise price of $61.61
(5) Based on net debt of ($2,030.0) million
(6) Median of Tier 1 one-day premiums. Minority squeeze-outs include completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned over 50% of the outstanding shares prior to the transaction and sought 25%-50% of the outstanding shares through the acquisition

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